EXHIBIT 21.1

SUBSIDIARIES OF
PHOENIX TECHNOLOGIES LTD.

Subsidiary Country/State of Incorporation

Wholly Owned
Phoenix Technologies (Taiwan) Ltd.	Delaware
Phoenix Technologies Kabushiki Kaisha	Japan
Phoenix Technologies GmbH	Germany
Phoenix Technologies (Hungary) Ltd.	Hungary
Phoenix Technologies (Korea) Ltd.	Korea
Phoenix Technologies Asia Pacific Ltd.	Hong Kong
Phoenix Technologies (Nanjing) Co. Ltd.	PRC
Award Software Far East Ltd. Hong Kong	Hong Kong
Phoenix Technologies (Netherland) B.V.	The Netherlands